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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              DERMA SCIENCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    249827106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN N. MACHTINGER
                          HAMBRECHT & QUIST CALIFORNIA
                    ONE BUSH STREET, SAN FRANCISCO, CA 94104
                                 (415) 439-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 249827106
Page 2 of 10 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Hambrecht & Quist California
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  /    /
                                                                 (b)  /X /
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)        /    /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CALIFORNIA
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER
                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  902,872  (SEE ITEM 5)
--------------------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER

                  902,872
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         902,872
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES /    /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.86%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO


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CUSIP No. 249827106
Page 3 of 10 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Hambrecht & Quist Employee Venture Fund, L.P.
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)     /    /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER
                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  149,442  (SEE ITEM 5)
--------------------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER

                  149,442
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         149,442
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES /    /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.58%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN


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CUSIP No. 249827106
Page 4 of 10 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Hambrecht & Quist Employee Venture Fund, L.P. II
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  / /
                                                                 (b)  /X/
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)       /    /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER
                  -0-
--------------------------------------------------------------------------------
         8.       SHARED VOTING POWER

                  227,272  (SEE ITEM 5)
--------------------------------------------------------------------------------
         9.       SOLE DISPOSITIVE POWER

                  -0-
--------------------------------------------------------------------------------
         10.      SHARED DISPOSITIVE POWER

                  227,272
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         227,272
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES /    /
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.68%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         PN


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CUSIP No. 249827106
Page 5 of 10 Pages

ITEM 1.  SECURITY AND ISSUER.

         This statement covers a total of 902,872 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Company" or "Derma Sciences"). The Reporting Persons as of the date hereof hold an aggregate of (i) 122,499 shares of Series A Convertible Preferred Stock, $.01 par value per share of the Company (the "Series A Preferred Shares"), which as of the date hereof are convertible into 122,499 shares of Common Stock, (ii) warrants for the purchase of 122,499 shares of Common Stock at an exercise price of $4.50 per share ("Class A Warrants"),
(iii) 101,665 shares of Series B Convertible Preferred Stock, $.01 par value per share of the Company (the "Series B Preferred Shares"), which as of the date hereof are convertible into 101,665 shares of Common Stock, (iv) warrants for the purchase of 101,665 shares of Common Stock at an exercise price of $6.75 per share ("Class B Warrants"), (v) 227,272 shares of Series C Convertible Preferred Stock, $.01 par value per share of the Company (the "Series C Preferred Shares"), which as of the date hereof are convertible into 227,272 shares of Common Stock and (vi) warrants for the purchase of 227,727 shares of Common Stock at an exercise price of $1.10 per share ("Class C Warrants"). The Series A, B and C Preferred Shares and the Class A, B and C Warrants are referred to herein, collectively, as the "Securities."

         The Company's principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, NJ 08540.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b) & (c) The following information is given with respect to the persons filing this statement:

         HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), indirectly and wholly owned by J.P. Morgan Chase & Co. Inc., is a California corporation with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its associated entities, in the investment banking and broker-dealer businesses, H&Q California directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q California are the following:


--------------------------- --------------------- ------------------------------------ -------------------------------
                                                                                            Principal Occupation
           NAME                   POSITION                      ADDRESS                          (BUSINESS)
           ----                   --------                      -------                           --------
--------------------------- --------------------- ------------------------------------ -------------------------------


Daniel H. Case III          Chairman and CEO      One Bush Street                      Chairman and CEO, JP Morgan
                                                  San Francisco, CA  94104             H&Q, a division of Chase
                                                                                       Securities Inc.
--------------------------- --------------------- ------------------------------------ -------------------------------
Dina Dublon                 Director              c/o Hambrecht & Quist Califronia     Chief Financial Officer, J.P.
                                                  One Bush Street                      Morgan Chase & Co. Inc.
                                                  San Francisco, CA  94104
--------------------------- --------------------- ------------------------------------ -------------------------------
James B. Lee, Jr.           Director              c/o Hambrecht & Quist California     Vice Chairman, J.P. Morgan
                                                  One Bush Street                      Chase & Co. Inc.
                                                  San Francisco, CA  94104
--------------------------- --------------------- ------------------------------------ -------------------------------
Steven N. Machtinger        General Counsel and   One Bush Street                      Senior Vice President, J.P.
                            Secretary             San Francisco, CA  94104             Morgan Chase & Co. Inc.
--------------------------- --------------------- ------------------------------------ -------------------------------
William H. McDavid          Director              c/o Hambrecht & Quist California     General Counsel, J.P. Morgan
                                                  One Bush Street                      Chase & Co. Inc.
                                                  San Francisco, CA  94104
--------------------------- --------------------- ------------------------------------ -------------------------------


         HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. ("Employee Fund I") is a Delaware limited partnership with its principal office at One Bush Street, San Francisco, California 94104. Employee Fund I is a private equity fund engaged in the venture capital business. The Employee Fund I's general partner is H&Q Venture Management, LLC ("Venture Management"), a California limited liability company with its principal office at One Bush Street, San Francisco, California 94104. Venture Management is engaged in the venture capital business. Venture Management is wholly owned by H&Q California and as a result securities held by it may be deemed beneficially owned by J.P. Morgan Chase & Co. Inc.

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CUSIP No. 249827106
Page 6 of 10 Pages

         HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P. II ("Employee Fund II") is a Delaware limited partnership with its principal office at One Bush Street, San Francisco, California 94104. Employee Fund II is a private equity fund engaged in the venture capital business. The Employee Fund II's general partner is Venture Management and as a result securities held by it may be deemed beneficially owned by J.P. Morgan Chase & Co. Inc.

         (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All individuals referred to above are United States citizens except as indicated.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds for the acquisition of the Securities were allocated from the working capital of H&Q California, Employee Fund I and Employee Fund II.

         The Series A Preferred Shares and the Class A Warrants were acquired by H&Q California through the conversion, effected on or about February 9, 1998, of certain Convertible Debentures due 1998 of the Company. H&Q California acquired debentures in an aggregate principal amount of $490,000 for $490,000 in cash. On September 1, 1998, a total of 40,833 Series A Preferred Shares and Class A Warrants to purchase 40,833 shares of Common Stock were transferred by H&Q California to Employee Fund I. Following such transfer, H&Q California holds a total of 81,666 Series A Preferred Shares and Class A Warrants to purchase 81,666 shares of Common Stock.

         The Series B Preferred Shares and the Class B Warrants were acquired by H&Q California through the conversion, effected on or about September 9, 1998, of certain Convertible Debentures due 1998 of the Company. H&Q California acquired debentures in an aggregate principal amount of $610,000 for $610,000 in cash. On September 1, 1998, a total of 33,888 Series B Preferred Shares and Class B Warrants to purchase 33,888 shares of Common Stock were transferred by H&Q California to Employee Fund I. Following such transfer, H&Q California holds a total of 67,777 Series B Preferred Shares and Class B Warrants to purchase 67,777 shares of Common Stock.

         The Series C Preferred Shares and the Class C Warrants were acquired by H&Q California through the conversion, effected on or about August 25, 1999, of certain Convertible Debentures due August 15, 2000 of the Company. H&Q California acquired debentures in an aggregate principal amount of $250,000 for $250,000 in cash. Prior to the conversion, on September 1, 1998, an aggregate principal amount of $125,000 of these debentures were transferred by H&Q California to Employee Fund II. Following such the conversion, each of H&Q California and Employee Fund II holds a total of 113,636 Series C Preferred Shares and Class C Warrants to purchase 113,636 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The owners listed in Item 5 purchased the Securities of the Company for general investment purposes. The owners listed in Item 5 may acquire additional shares of Common Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.




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CUSIP No. 249827106
Page 7 of 10 Pages

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Company;

         (e) any other material change in the Company's business or corporate structure;

         (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (i)      any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         H&Q California as of the date hereof holds (i) 81,666 Series A Preferred Shares, (ii) 81,666 Class A Warrants, (iii) 67,777 Series B Preferred Shares, (iv) 67,777 Class B Warrants, (v) 113,636 Series C Preferred Shares and
(vi) 113,636 Class C Warrants.

         Employee Fund I as of the date hereof holds (i) 40,833 Series A Preferred Shares, (ii) 40,833 Class A Warrants, (iii) 33,888 Series B Preferred Shares and (iv) 33,888 Class B Warrants.

         Employee Fund II as of the date hereof holds (i) 113,636 Series C Preferred Shares and (ii) 113,636 Class C Warrants.

         Based on the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2000, there were 2,120,940 shares of Common Stock outstanding as of September 30, 2000. Based on this information and as a result of its interest in Employee Fund I and Employee Fund II, H&Q California may be deemed to beneficially owns approximately 29.86% of the Company's Common Stock.

         J.P. Morgan Chase & Co. Inc., as the indirect parent company of H&Q California may be deemed to have beneficial ownership of the shares beneficially held by H&Q California.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.



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CUSIP No. 249827106
Page 8 of 10 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A.   Joint Filing Undertaking as required by Rule 13d-1(f).


                                   SIGNATURES

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  February 5, 2001


                          HAMBRECHT & QUIST CALIFORNIA

                          By: /s/ Steven N. Machtinger
                          -------------------------------
                          General Counsel and Secretary


                          HAMBRECHT & QUIST EMPLOYEE VENTURE
                          FUND, L.P.

                          By: /s/ Steven N. Machtinger
                          -------------------------------
                          Manager of its General Partner


                          HAMBRECHT & QUIST EMPLOYEE VENTURE
                          FUND, L.P. II

                          By: /s/ Steven N. Machtinger
                          -------------------------------
                          Manager of its General Partner




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CUSIP No. 249827106
Page 9 of 10 Pages

                                  EXHIBIT INDEX


Exhibit A                   Joint Filing Undertaking                    Page 10



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CUSIP No. 249827106
Page 10 of 10 Pages


                            JOINT FILING UNDERTAKING


         The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED:   February 5, 2001


                          HAMBRECHT & QUIST CALIFORNIA

                          By: /s/ Steven N. Machtinger
                          -------------------------------
                          General Counsel and Secretary


                          HAMBRECHT & QUIST EMPLOYEE VENTURE
                          FUND, L.P.

                          By: /s/ Steven N. Machtinger
                          -------------------------------
                          Manager of its General Partner

                          HAMBRECHT & QUIST EMPLOYEE VENTURE
                          FUND, L.P. II

                          By: /s/ Steven N. Machtinger
                          -------------------------------
                          Manager of its General Partner